NEWS RELEASE

SHAW ANNOUNCES CLOSING OF C$300 MILLION SENIOR NOTES OFFERING

Calgary, Alberta (February 28, 2017) – Shaw Communications Inc. (“Shaw” or the “Corporation”) announced today that it has closed its offering of C$300 million principal amount of 3.80% senior notes due March 1, 2027. The senior notes were made available in Canada under Shaw’s previously filed shelf prospectus pursuant to an agency agreement with TD Securities Inc. acting as sole bookrunner. The net proceeds of this offering, together with cash on hand, will be used to repay the C$400 million principal amount of senior notes of the Corporation due March 2, 2017.

About Shaw Communications Inc.

Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca